Exhibit 21.1

Subsidiaries of Amplify Snack Brands, Inc.

Name of Subsidiary	State of Incorporation
SkinnyPop Popcorn, LLC (1)	Delaware
Paqui, LLC (2)	Texas

(1) Amplify Snack Brands, Inc. owns 100% of the outstanding voting equity securities.
(2) Subsidiary of SkinnyPop Popcorn, LLC, which owns 100% of the outstanding voting equity securities.